EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street info@coralgold.com F 604.682.3600 Vancouver, BC V6C 3P1 www.coralgold.com

March 18, 2013

Trading Symbols: TSX Venture – CLH
US OTC.BB – CLHRF
Berlin and Frankfurt – GV8

CORAL ANNOUNCES COMPLETION OF SHARES FOR DEBT SETTLEMENT

Coral Gold Resources Ltd. (the “Company”) is pleased to announce that it has completed the shares for debt transaction announced on December 28, 2012 after receiving the approval of the TSX Venture Exchange to settle indebtedness to certain management and consultants.

Pursuant to the shares for debt transaction, the Company has issued 514,892 common shares (the “Shares”) at a deemed price of $0.25 per share to settle outstanding debt in the amount of $128,722.88. The Shares issued by the Company pursuant to the shares for debt transaction are subject to a four month hold period expiring on July 18, 2013.

About Coral Gold Resources Ltd.

Coral, incorporated in 1981 continues to explore and develop the Robertson Property located along the Battle Mountain Cortez Gold trend in North Central Nevada. Through independent exploration and previous joint venture partnerships with Amax, and Placer Dome, Coral has established an NI-43-101 inferred gold resource of 3.4 million ounces (2008). Coral is working to increase the level of confidence in the resource by following the recommendations laid out in the PEA report published in February 2012.

For more information on the Robertson Property and Coral's other Nevada projects, visit the company's website at www.coralgold.com

ON BEHALF OF THE BOARD

“David Wolfin”
___________________________________
David Wolfin
President & Chief Executive Officer

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.  This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.